Exhibit 99.1

December 2009

INTERNET GOLD

MOVING ON - THE BEZEQ ERA

Debt Raising Presentation

Forward-Looking Statement

This presentation contains forward-looking statements within the meaning of Section 27A of the Securities
Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended.  Forward-
looking statements are statements that are not historical facts and may include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance.  These statements are only predictions based on our current expectations and projections about future events.
There are important factors that could cause our actual results, level of activity, performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied by the forward-looking statements.  Those factors include the factors indicated in our filings with the Securities and Exchange Commission (SEC).  For more details, refer to our SEC filings and the amendments thereto, including our Annual Report on Form 20-F and Current Reports on Form 6-K.  We
undertake no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or to changes in our expectations, except as may be required by law.

Note: Translation of NIS amounts into U.S. Dollars are made solely for the convenience of the reader at the exchange rate as of September 30, 2009 (NIS 3.758=1$)

Eurocom Group overview

Founded in 1979

One of Israel’s largest privately owned holding company with strong presence in Israel and a growing presence internationally

Wholly owned by Shaul Elovitch, Chairman of the Board of Directors and CEO (80% ownership) and Yosef Elovitch, Director
(20% ownership)

Solid financial base coupled with strategic partnerships to ensure strong backing necessary to accelerate growth

Diversified portfolio with investments in telecommunications, media, real estate, consumer electronics and financial services

Telecom & Electronic
products

Media

Communication

Service providers

Eurocom Cellular
Communications
(NOKIA)

Smile Media

Radius Broadcasting

Radio Hashfela

P1000

Start

Tipo

Nirshamim Lalimudim

Internet Gold

012 Golden Lines

YES–Satellite Service

Space Communication

Satlink Communication

Eurocom Capital

Finance

Eurocom Capital

Underwriting

Sahar Investments

Pilat Media Global

Pointer

Eurocom Real

Estate

Eurocom Global

Real Estate

Real Estate

Satcom System
(Gilat Satcom)

D.M Engineering

Eurocom Digital
Communications
(Panasonic)

Traded on TASE

Traded on NASDAQ

Investments

PROVEN CAPABILITIES IN:

Strategy creation & strategic planning

Marketing & brand development

Operational & financial management

Management of mergers & acquisitions

Creation of partnerships

Capital raising: 4 major transactions
   closed in last 3 years

The Eurocom / IGLD Group:
Experienced, Disciplined Leadership

ELI HOLTZMAN
Co-Founder and
CEO since 1992
30 yrs of operational &
marketing experience

DORON TURGEMAN
CFO since 2001
15 yrs experience in financial
management; 13 years
experience in communications

SHAUL ELOVITCH
Founder & Chairman
30 yr track record of
building leading
communications and
other businesses

5

Background: IGLD’S Journey

Internet emerges as a major commercial service

IGLD decides to focus on ISP activities

Expansion into Content and Value-Added Services

Successful listing on NASDAQ (IGLD) (TASE dual listing 2005)

1995

To

2000

Continuous organic growth

Restructure of IGLD into a group holding Smile.Communications & Smile.Media

Acquisition & merger with 012 Golden Lines  to form 012 Smile.Communications

Listing of 012 Smile.Communications on NASDAQ and TASE (SMLC)

2000

to

2007

1992

to

1995

Israeli Telecom market commences operators privatization process

Eurocom joins in the operators privatization process and forms a specific vehicle for that purpose

Goal: to become one of Israel’s leading telecom service providers

Continuous organic growth

Crystalization of the group’s strategy to become a leader in the Israeli telecom market

Preparation for the next major M&A transaction, while examining several opportunities

Acquisition of controlling stake in Bezeq – Israel’s telecom incumbent / market leader

2007

to

current

All closing conditions must be satisfied within 6 months from signing

Seller has agreed to vote its shares in favor of appointment of 012 Smile designees to Bezeq’s board at the Closing

Sale of 012 Smile communications assets and free funds of group (current cash reserve of IGLD group)-

Dividend from Bezeq as per H2-2009 profits-

Long-term loan from consortium of lenders, led by Bank Hapoalim-

Acquisition of a controlling interest of approx.  30.7% of share capital in Bezeq

All-cash consideration of NIS 8.00 per Bezeq share, approx. 7% discount to Bezeq's closing price of NIS
8.60 as of October 22nd, 2009

Buyer will be entitled to future dividends thus reducing the effective final purchase price

Aggregate transaction value of NIS 6,514mm /  US$1,763mm1 (pre said dividend)

Overview of Bezeq’s Transaction

1 Note: FX rate: US$ 1 = NIS 3.695 as of October 22, 2009

Key terms

Financing

Ministry of Communications and Antitrust Commissioner

Prime Minister and the Minister of Communications of the State of Israel

Required
approvals

Closing

NIS 2.0 billion (Approximately)

NIS 0.6-0.7 billion

NIS 3.9 billion

NIS 6.5-6.6 billion

Group’s Structure (Pre/Post transaction)

IGLD group after transaction

IGLD group before transaction

Eurocom Group*

Internet Gold- Golden
Lines

012
Smile.Communications

~72%

~75%

Eurocom Group

Internet Gold- Golden
Lines

012**
Smile.Communications

~72%

~75%

~31%

Free float

~69%

Walla!

100%

100%

34%

100%

49.8%

100%

Mobile telephony
and data

Fixed-line, broadband
infrastructure, data
com.

Call centre
services

ILD, ISP,
enterprise
solutions

Pay-TV
(DTH)

Internet
portal

Source: Company information, Bezeq’s investors’ presentation

*Eurocom holds approximately 1.6% in Smile (directly)

** 012 Smile telecommunications assets had been sold to Ampal
(transaction subject to be closing)

Free float

~28%

Free Float

~25%

Operational assets

Smile.Media

100%

Free float

~28%

Smile.Media

100%

The transaction is already financed:

NIS 2.0 billion (App’)

Proceeds from sale of 012 Smile.Communications assets
plus available free funds of IGLD group

NIS 0.6-0.7 Billion

Dividend from Bezeq as per H2-2009 profits**

Long-term loan from consortium of lenders, led by Bank
Hapoalim’ (secured by the purchased Bezeq shares) as
follows:

NIS 2.0 Billion

Spitzer loan, 13 bi-annual equal payments starting Nov 2010
ending 2016

NIS 0.7 Billion

Bullet payment in 2016

NIS 1.2 Billion

Bullet payment in 2017

NIS 3.9 billion

Total long term loan

NIS 6.5-6.6 Billion

Total transaction is already financed

1 ** Based on Bezeq’s declared dividend policy

Bezeq
IDB
Partner
Hot
Other
39%
24%
20%
10%
7%

INTERNET GOLD

eurocom group

IGLD Group Becomes the Undisputed Leader of Israeli Telecom

-

-

Bezeq- Revenues
10,877
10,985
11,015
11,449
2007

Bezeq- EBITDA
3,816
4,098
4,801
2007

Bezeq- Net profit
2007

Bezeq’s Strong Financials

Bezeq’s current market capitalization (as of October 22, 2009):
NIS 22.8 billion / US$6.2 billion1

Net debt/last twelve months EBITDA - 1.1x (as of Q2 2009)

Source: Bezeq & Yes’s financial statements all amounts are consolidated basis (not including YES except net profit)

1 FX rate: US$ 1 = NIS 3.695 as of October 22, 2009; basic number of shares at 2.7 billion

The EBITDA and Revenues in 2006-2007  calculation excluding intercompany  transactions and Yes results.

:-) INTERNET GOLD

Dividend Distributions
NIS MM
Dividend Yield, % (1)
15.8%
12.0%
10.4%
8.1%
1,800 (2)
1,600
1,060
1,514
1,941 (3)
2006
2007
2008
2009 (YTD) (as of 10/09)

eurocom group

Bezeq’s Dividend Policy:  100% Of Earnings

Source: Bezeq

1. Calculate as regular and special dividends paid during the fiscal year, dividend by the market capitalization as of December 31 of the previous year

2. Special dividend paid in February 2007

3. including NIS 1,149 MM regular dividend announced August 5th, that was paid on October 5, 2009

    Additional IGLD Upside:  Smile.media Holdings

Smile.media Ltd.

e-Commerce

e-Advertising

The IGLD / Eurocom Group is Entering an Exciting New
Phase

The acquisition of  Bezeq is the realization of our goal to become Israel’s leading telecom player

Bezeq is market leader in the Israeli telecommunication market

Bezeq has strong business profile, due to diversified lines of business in the
Israeli telecommunication sector

Bezeq has ability to generate strong cash flows to serve financial obligations

Thank You!